[redacted]

14049499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

SEC FILE NUMBER
8-52430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MyStockFund Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13700 US Highway 1, Suite 202E
(No. and Street)

Juno Beach (City) FL (State) 33408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet E. Steiniger (415) 823-5244
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name – of individual, state, last, first, middle name)

600 California Street, Suite 1300, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Janet E. Steiniger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MyStockFund Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janet E. Steiniger
Signature

Chief Financial Officer
Title

SEE ATTACHED CALIFORNIA JURAT
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 03 (Date) day of MARCH (Month), 20 14 (Year), by

(1) JANET E. STEINIGER (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

MARK A. RATHBUN
Commission # 2045674
Notary Public - California
San Francisco County
My Comm. Expires Nov 13, 2017

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: NO DATE Number of Pages: 1

Signer(s) Other Than Named Above: NO OTHER SIGNERS

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

MYSTOCKFUND SECURITIES, INC.

Audited Financial Statements and
Supplementary Information

December 31, 2013

(Together with Independent Auditors' Report)

BPM
BURR PILGER MAYER
600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
MyStockFund Securities, Inc.:

We have audited the accompanying financial statements of MyStockFund Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MyStockFund Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred cumulative net losses since inception of approximately $1.9 million and cash used in operating activities of approximately $0.3 million during the two years ended December 31, 2013. These factors, among others as discussed in Note 1 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Burr Pilger Mayer, Inc.

San Francisco, California
March 3, 2014

MYSTOCKFUND SECURITIES, INC.

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 50,151
Receivable from clearing organization	57,402
Prepaid expenses and other assets	19,591
Total assets	$ 127,144
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 5,612
Accrued expenses and other liabilities	29,114
Payable to parent	1,000
Total liabilities	35,726
Commitments and contingencies (Notes 7 and 8)	
Stockholder's equity:	
Common stock, $0.001 par value; authorized 3,000 shares, 1,000 issued and outstanding	1
Additional paid-in capital	2,041,768
Accumulated deficit	(1,950,351)
Total stockholder's equity	91,418
Total liabilities and stockholder's equity	$ 127,144

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Operations

for the year ended December 31, 2013

Revenues:	
Commissions and fees	$ 257,025
Other income	35
Total revenues	257,060
Expenses:	
Clearing organization fees	168,043
Compensation and employee benefits	99,862
Amortization	6,881
Rent	12,525
Communications and office expenses	48,423
Professional fees	89,180
License fees	24,113
Insurance	970
Other	1,518
Total expenses	451,515
Loss before income taxes	(194,455)
Income tax expense	-
Net loss	$ (194,455)

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Changes in Stockholder's Equity

for the year ended December 31, 2013

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2012	1,000	$ 1	$1,852,768	$(1,755,896)	$96,873
Capital contributions	-	-	189,000	-	189,000
Net loss	-	-	-	(194,455)	(194,455)
Balance at December 31, 2013	1,000	$ 1	$2,041,768	$(1,950,351)	$ 91,418

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Cash Flows

for the year ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (194,455)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	6,881
Changes in assets and liabilities:	
Decrease in receivable from clearing organization	1,260
Increase in prepaid expenses and other assets	(886)
Decrease in net payable to parent	(20,629)
Decrease in accounts payable	(5,306)
Increase in accrued expenses and other liabilities	12,736
Net cash used in operating activities	(200,399)
Cash flows from financing activities:	
Proceeds from capital contributions	189,000
Net cash provided by financing activities	189,000
Net decrease in cash	(11,399)
Cash at beginning of year	61,550
Cash at end of year	$ 50,151

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Notes to Financial Statements

(1) Description of Business

MyStockFund Securities, Inc. (the "Company") is a securities broker-dealer incorporated in the state of Delaware, organized for the purpose of conducting a general stock brokerage business. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in Juno Beach, Florida.

The Company is a wholly-owned subsidiary of Banks.com, Inc., ("Banks.com") which is a wholly-owned subsidiary of Remark Media, Inc. ("Remark Media", the "Parent"), a public company. Remark Media acquired Banks.com and its wholly-owned subsidiaries, including the Company, on June 28, 2012.

(2) Liquidity and Management's Plan

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also dependent upon increased levels of activity in the capital markets. Historically, the Company is dependent on its Parent's ability to continue to financially support its operations. The Parent has incurred substantial losses and its current revenue growth may not be sufficient to sustain the Company's operations in the long term. As such, the Parent will need to obtain additional equity financing and/or divest of certain assets or businesses, neither of which can be assured on commercially reasonable terms, if at all. There is no certainty that the Parent or Company will be successful at raising capital, nor is there certainty around the amount of funds that may be raised. There can be no assurance that the Parent or Company will be successful at generating more revenues or selling any of their assets. Any failure by the Company or Parent to successfully implement these plans would have a material adverse effect on the Company's business, including the possible inability to continue operations.

(3) Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income (Loss). Comprehensive income (loss) is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. The comprehensive loss for the Company was equal to net loss attributable to the Company for the year ended December 31, 2013.

(continued)

(3) Summary of Significant Accounting Policies, Continued

Revenue Recognition. Commission revenues and expenses related to customer security transactions are recorded on a trade-date basis, which is the same business day as the transaction date.

Cash and Cash Equivalents. The Company considers all cash on hand, demand deposits and short-term investments with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment. Furniture and equipment are recorded at cost, less accumulated depreciation. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets.

Intangible Assets. Intangible assets (e.g., domain name and customer relationships), do not require that an annual impairment test be performed; instead, intangible assets are tested for impairment upon the occurrence of an indicator of impairment. Once an indicator of impairment has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test first requires a comparison of estimated undiscounted future cash flows generated by the asset group against the carrying value of the asset group. The Company groups long-lived assets for purposes of recognition and measurement of an impairment loss at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the carrying value of the asset group exceeds the estimated undiscounted future cash flows, the asset would be deemed to be impaired. Impairment would then be measured as the difference between the estimated fair value of the asset and its carrying value. Fair value is generally determined by discounting the future cash flows associated with that asset group. If the intent is to hold the asset group for sale and certain other criteria are met (i.e., the asset group can be disposed of currently, appropriate levels of authority have approved the sale and there is an active program to locate a buyer), the impairment test involves comparing the asset group's carrying value to its estimated fair value less estimated costs of disposal. To the extent the carrying value is greater than the asset group's estimated fair value less estimated costs of disposal; an impairment loss is recognized for the difference.

Income Taxes. Remark Media and its subsidiaries, including the Company, file a consolidated U.S. federal income tax return. Prior to the acquisition of Banks.com by Remark Media on June 28, 2012, the Company was included in the consolidated U.S. federal income tax return of Banks.com and subsidiaries. Income taxes as presented in the financial statements represent current and deferred income taxes of the Parent attributed to the Company based on a separate company calculation.

(continued)

(3) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. Income taxes (i.e. deferred tax assets, current payable) are recorded based on amounts payable in the current year and include the results of any deferred income taxes. Deferred income taxes reflect the tax effect of net operating loss carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized.

With respect to uncertain tax positions, the Company recognizes in the financial statements those tax positions determined to be "more likely than not" of being sustained upon examination, based on the technical merits of the positions. The Company adjusts its estimated liabilities for uncertain tax positions periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The tax provision for any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. The Company recorded no provision for any uncertain income tax positions. The Company's policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. The Company's tax returns remain subject to examination by taxing authorities beginning in 2010.

Receivable from Clearing Organization. The Receivable from clearing organization consists of cash on deposit with the Company's clearing broker-dealer and other receivables from the clearing broker-dealer resulting from earnings.

Subsequent Events. Management has evaluated all significant events occurring subsequent to the balance sheet date through March 3, 2014, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2013 that require recognition or disclosure in the financial statements.

(4) Intangible Assets

Intangible assets resulting from Company acquisitions were amortized over five years and are as follows at December 31, 2013:

	December 31, 2013
Customer relationships and other	$ 1,238,529
Less accumulated amortization	(1,238,529)
Unamortized intangible asset	$ -

(continued)

(5) Income Taxes

The reason for differences between the statutory federal rate and the effective income tax rate are summarized as follows:

	Year Ended December 31, 2013	
	Amount	% of Pretax Loss
Income taxes at statutory Federal income tax rate	$(66,115)	(34.0)%
Decrease in rate resulting from:		
Change in valuation allowance	66,115	34.0
Income tax expense	$ -	0.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities relate to the following:

	At December 31, 2013
Deferred tax assets:	
Net operating loss carryforwards	274,450
Intangible assets	253,440
Accrued expenses	1,569
Total deferred tax assets	529,459
Valuation allowance	(529,271)
Deferred tax asset	188
Deferred tax liability-	
Furniture and equipment	(188)
Total deferred tax liability	(188)
Net deferred tax asset	$ -

(continued)

(5) Income Taxes, Continued

The valuation allowance was established because the Company believes that it is more likely than not that the deferred tax assets will not be realized. The Company has federal net operating loss carryforwards of approximately $807,000 which begin to expire in 2030. The Company's federal and state income tax returns are subject to examination by the respective taxing authorities. The years open to examination may vary by jurisdiction.

The future utilization of the Company's net operating loss carryforwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred previously, and may be further impacted by future ownership changes. As necessary, the deferred tax asset has been reduced by any carryforwards that expire prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance. These carryforwards may be further reduced if the Company has any additional ownership changes in the future.

(6) Related Party Transactions

The Company is an indirect wholly-owned subsidiary of Remark Media as described in Note 1. The Company reimburses the Parent periodically for incidental expenses incurred by the Parent relating to the Company's activities.

(7) Commitments and Contingencies

The Company leased office space in Juno Beach, Florida under an operating lease which commenced on November 1, 2010 and renewed on November 1, 2011 for a term of one year. The lease was extended for a term of six months, on a month to month basis, on November 1, 2012, May 1, 3013, and November 1, 2013.

On July 23, 2012, a complaint was filed by FOLIO*fn*, Inc. ("FOLIO*fn*"), against the Company, alleging that the Company has infringed six U.S. Patents held by FOLIO*fn* relating to investment methods. The complaint sought injunctive relief, damages, pre-judgment interest, and attorneys' fees. The Company believed it had meritorious defenses to the complaint, and contested the claims. The case was settled between the parties, and on April 23, 2013 the litigation was terminated by the court, resulting in no liability to the Company. As of December 31, 2013 the Company was in good faith negotiations with FOLIO*fn*, to extend the performance period for the delivery of the Company's commitment agreed to under the settlement.

In addition, the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, based on discussions with legal counsel, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

(continued)

(8) Off Balance Sheet Risk and Clearing Agreement

In November 2003, the Company entered into an agreement with another broker-dealer (the "Clearing Broker-Dealer") whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker-Dealer, fully disclosing the customer name and other information. The processing, and if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker-Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker-Dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker-Dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker-Dealer. As part of the terms of the agreement between the Company and the Clearing Broker-Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker-Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker-Dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is three years and is automatically renewable for one year terms, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker-Dealer, the Company is prohibited from entering into an agreement for similar services with another broker-dealer without prior written approval by the Clearing Broker-Dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker-Dealer. The Company is required to deposit $50,000 with the Clearing Broker-Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from clearing organization" on the statement of financial condition.

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2013, the Company's minimum net capital requirement was $50,000, and the Company's net capital computed in accordance with the Rule of the Commission amounted to $71,827 and the ratio of aggregate indebtedness to net capital was .50 to 1.

MYSTOCKFUND SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

NET CAPITAL	
Total stockholder's equity	$ 91,418
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	91,418
Deductions and/or charges -	
Nonallowable assets:	
Prepaid expenses and other assets	19,591
Total nonallowable assets	19,591
Net capital before haircuts on securities	71,827
Haircuts on securities	-
Net capital	$ 71,827
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 2,382
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 21,827
AGGREGATE INDEBTEDNESS	
Item included in statement of financial condition-	
Total A.I. Liabilities from Statement of Financial Condition	$ 35,726
Ratio aggregate indebtedness to net capital	.50

RECONCILIATION OF SUPPORTING SCHEDULE WITH MOST RECENT PART II FILING

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013 Part IIA FOCUS filing.

MYSTOCKFUND SECURITIES, INC.

Supplemental Schedules required by Rule 17a-5

December 31, 2013

Exemption Provisions - Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is COR Clearing, formerly known as Legent Clearing.

BPM
BURR PILGER MAYER
600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

Independent Auditors' Report on Internal Control Required under Rule 17a-5(g) of the Securities and Exchange Commission

Board of Directors
MyStockFund Securities, Inc.:

In planning and performing our audit of the financial statements of MyStockFund Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
March 3, 2014